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                                                                   Exhibit 20(c)

(FIRST AMERICAN CORPORATION LOGO)

                                                                    NEWS RELEASE
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Financial Contact: Carroll Kimball,     Telephone: 615/748-2455     Fax: 615/748-2755
Media Contact:     Vicki Kessler,       Telephone: 615/748-2912     Fax: 615/748-2538
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For Immediate Release

          FIRST AMERICAN CORPORATION COMPLETES HERITAGE FEDERAL MERGER

         NASHVILLE, TENN., Nov. 1, 1995 -- First American Corporation (NASDAQ:FATN) reported today that its previously announced merger of Heritage Federal Bancshares, Inc. (NASDAQ:HFBS) into First American has been completed.

         Heritage Federal is the holding company for Heritage Federal Bank for Savings, a $525 million savings bank headquartered in Kingsport, Tenn. The company has 13 offices primarily in the Tri-Cities and Knoxville/Oak Ridge areas. The combined company will have the leading market share in the Tri-Cities area and the number two position in the Knoxville/Oak Ridge area.

         Under the terms of the merger, Heritage Federal shareholders received .8116 shares of First American common stock for each share of Heritage Federal stock in a tax free exchange. Based on the price of First American common stock at the close of business on Oct. 31, 1995, that equates to a price of $35.61 per Heritage Federal share. Approximately 2.9 million shares of First American common stock were issued.

         Approximately $6 million of cost savings (45 percent of Heritage Federal's non-interest expense) are anticipated in 1996 as a result of its integration into First American. First American expects to record one-time charges of approximately $4.5 million, net of tax, in the fourth quarter of 1995 in conjunction with the merger. In addition, First American will expense approximately $2 million in the fourth quarter of 1995 related to the recapture of the bad debt reserve for tax purposes. The transaction will be accounted for as a pooling of interests.

         First American Corporation is the Nashville-based parent company of First American National Bank, First American National Bank of Kentucky and First American Enterprises, Inc. Approximately 3,400 people work for First American in 146 offices.

         First American's stock is traded in the over-the-counter securities market and is quoted on the NASDAQ National Market System under the symbol FATN.

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